Exhibit 12.01

PUBLIC SERVICE CO. OF COLORADO AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

(amounts in thousands of dollars)

	Year Ended Dec. 31,
	2009	2008	2007	2006	2005
Earnings as defined:
Pretax income from operations	$493,725	$506,424	$431,251	$323,159	$281,657
Add: Fixed charges	224,041	199,739	311,377	264,672	263,516
Earnings as defined	$717,766	$706,163	$742,628	$587,831	$545,173

Fixed charges:
Interest charges	$166,212	$154,313	$180,230	$137,493	$144,835
Interest charges on life insurance policy borrowings	324	248	105,396	117,536	107,610
Interest component of leases	57,505	45,178	25,751	9,643	11,071
Total fixed charges	$224,041	$199,739	$311,377	$264,672	$263,516
Ratio of earnings to fixed charges	3.2	3.5	2.4	2.2	2.1